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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            BUSINESS RESOURCE GROUP
                           (NAME OF SUBJECT COMPANY)

                            BUSINESS RESOURCE GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY S. ROBBINS
                            BUSINESS RESOURCE GROUP
                       2150 NORTH FIRST STREET, SUITE 101
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 325-3200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a copy to:

         SCOTT D. BLICKENSTAFF, ESQ.                      STEVEN J. TONSFELDT, ESQ.
     ORRICK, HERRINGTON & SUTCLIFFE LLP                       VENTURE LAW GROUP
               1020 MARSH ROAD                               2800 SAND HILL ROAD
         MENLO PARK, CALIFORNIA 94025                    MENLO PARK, CALIFORNIA 94025
               (650) 614-7400                                  (650) 854-4488

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by BRG Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is wholly owned by Business Resource Holdings, Inc. ("Holdings, Inc."), which in turn is wholly owned by BR Holdings LLC, a Delaware limited liability company ("BR Holdings"), a majority-owned subsidiary of Three Cities Fund III, L.P., a Delaware limited partnership ("Three Cities" or "Parent"), to purchase all of the outstanding shares of Common Stock (as defined below) of Business Resource Group, a California corporation (the "Company" or "BRG").

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject Company is Business Resource Group, its principal executive offices are located at 2150 North First Street, Suite 101, San Jose, California 95131, and its phone number is (408) 325-3200. This Schedule 14D-9 relates to the Company's common stock, par value $0.01 per share (the "Common Stock" or "Shares"). As of June 29, 2000, there were 5,298,753 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. The name, business address and business telephone number of the Company filing this statement are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer made by the Purchaser disclosed in a Tender Offer Statement on Schedule TO dated July 14, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding shares of the Common Stock at a price (the "Offer Price") of $9.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to a Plan and Agreement of Merger dated as of July 7, 2000, between the Company and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, if the Purchaser purchases tendered Shares, the Purchaser will take all steps in its power (including voting its Shares) to cause the Company to be merged into the Purchaser (the "Merger") in a transaction in which Holdings, Inc. (the sole stockholder of the Purchaser) will become the owner of all the stock of the surviving corporation in the Merger ("Surviving Corporation"), and the other shareholders of the Company will receive the same amount of cash per Share as is paid for Shares tendered in response to the Offer (unless shareholders have rights to demand appraisal of their Shares and particular shareholders exercise those rights). Because of a provision of the California General Corporation Law which could prevent the Company's shareholders from receiving cash as a result of the Merger, the Company may be required under the terms of the Merger Agreement to reincorporate under the laws of the State of Delaware before the Merger takes place, in which event the Merger would result in a merger of the new Delaware corporation into the Purchaser. If less than 51% of the outstanding Shares that neither the Purchaser nor BR Holdings owns, or has a binding agreement to acquire immediately before the Offer expires, are properly tendered and not withdrawn, the Purchaser may not purchase the tendered Shares unless the Company consents to its doing so. Also, the Purchaser will not have to purchase the Shares which are tendered unless the Shares which are properly tendered and not withdrawn, together with the Shares which the Purchaser or BR Holdings own, or have a binding agreement to acquire, total at least 53.5% of the outstanding Shares. If the Purchaser does not purchase the tendered Shares, the Merger will not take place. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto, is summarized in the sections entitled "Purpose of the Offer and the Proposed Merger; Plans for the Company," "Terms of the Offer," "The Merger" and "Conditions to the Offer" in the Offer to Purchase, and incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at the offices of Three Cities Research, Inc. ("TCR"), 650 Madison Avenue, New York, New York 10022. The principal executive offices of Holdings, Inc., BR Holdings and Three Cities are located at that same address.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in the response to this Item 3 or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its affiliates or the Company's executive officers, directors or affiliates on the other hand.

     A summary of the material provisions of the Merger Agreement is included in "Purpose of the Offer and the Proposed Merger; Plans for the Company," "Terms of the Offer," "Conditions to the Offer" and "The Merger" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

     In connection with the Merger Agreement, Brian McNay and Jeff Tuttle entered into Share Exchange Agreements with the Purchaser (the "Share Exchange Agreements"), dated July 7, 2000 which, among other things, and subject to certain exceptions, require such shareholders to transfer a total of 319,168 shares of Common Stock in exchange for equity interests in BR Holdings, representing a total of 6% of the total equity of BR Holdings. The exchange of the Company Common Stock for BR Holdings equity will take place immediately before Purchaser accepts the Shares which are tendered in response to the Offer. Each further agree to a number of non-competition related issues, including but not limited to, not owning, managing or consulting with a business competing with Surviving The Corporation or soliciting or influencing a customer or client of the Surviving Corporation for five (5) years after the Merger, or up to three
(3) years after he ceases to be an employee of the Surviving Corporation. A copy of each Share Exchange Agreement is filed as Exhibits (e)(2)(i) and (e)(2)(ii), respectively, and incorporated herein by reference.

     Also in connection with the Merger Agreement, on July 7, 2000, the Company's Chief Executive Officer, John Peth agreed to cancel options he holds on 166,000 shares of Common Stock of the Company (see Deferred Compensation Agreement below). In addition, Mr. Peth, Executive Vice President of Sales, Brian McNay, Executive Vice President of Marketing, Jeff Tuttle, and Chief Financial Officer and Chief Operating Officer, John Palmer entered into Employment Agreements with Purchaser (the "Employment Agreements"). The Employment Agreements provide for a base salary of $375,000 per year for John Peth, $525,000 for Brian McNay, $300,000 for Jeff Tuttle and $160,000 for John Palmer as of the Effective Time of the Merger (as defined in the Merger Agreement), incentive compensation in the form of restricted stock at the price of $0.05 per share, with Mr. Peth receiving the right to purchase 6.5% of the Surviving Corporation issued and outstanding shares (but not less than 1,300,000), Mr. McNay receiving the right to purchase 1.75% of the issued and outstanding shares (but not less than 350,000), Mr. Tuttle receiving the right to purchase 1.75% of the issued and outstanding shares (but not less than 350,000), and Mr. Palmer receiving the right to purchase 2.0% of the issued and outstanding shares (but not less than 400,000), the scope and terms of employment, and other employment-related issues. In addition, Mr. Peth, in connection with the Offer and the Merger, and his entering into the Deferred Compensation Agreement (described below), also will purchase at the Effective Time an additional 360,000 shares at the purchase price of $0.05 per share. These purchased shares will be fully vested upon purchase and will not be subject to forfeiture or repurchase by the Surviving Corporation upon Mr. Peth's termination of employment. Copies of the Employment Agreements are filed as Exhibit (e)(3)(i)-(iv), respectively, and incorporated herein by reference. Messrs. Peth, McNay, Tuttle and Palmer are sometimes referred to in this document as the "Management Participants."

     Also in connection with the Merger Agreement, on July 7, 2000, John Palmer, the Company's Chief Financial Officer and Chief Operating Officer, signed a Commitment Letter with Purchaser (the "Commitment Letter"). The Commitment Letter confirms that Mr. Palmer will tender in the Offer all the Company's Shares he owns for $9.25 per Share, in cash. In the Commitment Letter, he further agreed to a number of non-competition related issues, including but not limited to, not owning, managing or consulting with a business competing with Surviving Corporation or soliciting or influencing a customer or client of the Surviving Corporation for five (5) years after the Merger, or up to three (3) years after he ceases to be an employee of the Surviving Corporation. A copy of the Commitment Letter is filed as Exhibit (e)(4), and incorporated herein by reference.

     Also in connection with the Merger Agreement, on July 7, 2000, John Peth, the Company's Chief Executive Officer signed a Deferred Compensation Agreement with Purchaser (the "Deferred Compensation Agreement"). The Deferred Compensation Agreement provides that upon cancellation of options currently held by Mr. Peth,

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.--(CONTINUED)

which entitle him to purchase a total of 166,000 shares of Common Stock of the Company, Mr. Peth will become entitled to deferred compensation from BR Holdings, receiving payments on Subordinated Notes, Junior Subordinated Notes, dividends or a liquidation distribution with regard to the Preferred Stock of Holdings, Inc., the sale of Notes by Holdings, Inc. and the sale of Preferred Stock by Holdings, Inc. He has further agreed to a number of non-competition related issues, including but not limited to, not owning, managing or consulting with a business competing with Surviving Corporation or soliciting or influencing a customer or client of the Surviving Corporation for five
(5) years after the Merger, or up to three (3) years after he ceases to be an employee of the Surviving Corporation. A copy of the Deferred Compensation Agreement is filed as Exhibit (e)(5), and incorporated herein by reference.

     Also in connection with the Merger Agreement, at a meeting convened on July 6, 2000, the Board of Directors of the Company (the "Board") resolved (with Messrs. Peth, McNay and Tuttle being absent or not voting) to fully accelerate the vesting of all outstanding options to acquire shares of the Company's Common Stock effective three business days prior to the scheduled closing date for the Merger, subject to the condition subsequent that the Merger be consummated. The effect of this acceleration was not considered to be significant in that the Merger Agreement provides that holders of any Company stock options that remain unexercised at the time the Merger is consummated, whether vested or unvested at that time, will be entitled to receive a cash payment in the amount of the positive difference between the Offer Price and the exercise price per Share under each stock option multiplied by the number of shares of Common Stock covered by such option.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) SOLICITATION RECOMMENDATION.

     At a meeting held on July 6, 2000, acting on the recommendation of a committee of independent, disinterested directors not affiliated with the Purchaser or its stockholders (the "Special Committee"), the Board unanimously (with John Peth, Brian McNay and Jeff Tuttle, the three directors who will acquire interests in one or both of Holdings, Inc. and BR Holdings, being absent or not voting) (i) approved the Merger Agreement and the transactions contemplated by it, the Offer, and the Merger as described in the Merger Agreement; (ii) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to, and in the best interests of, the Company and its shareholders; and, (iii) resolved to recommend that the Company's shareholders tender their shares in response to the Offer and, if approval of the Company's shareholders is required by applicable law to consummate the Merger, adopt and approve the Merger Agreement and the Merger. Accordingly, the Board unanimously (with the three directors who will acquire interests in one or both of Holdings, Inc. and BR Holdings being absent or not voting) recommends that the shareholders of the Company tender their shares of Common Stock pursuant to the Offer. Copies of the Company's letter to the shareholders of the Company communicating the Board's recommendation, and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby, are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b) BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In the fall of 1999, the Company engaged a financial advisor, Huntington Holdings, Inc., to assist it in evaluating various possible strategic alternatives to enhance shareholder value. Possible strategic alternatives being considered included, but were not limited to, a merger, a strategic alliance, the infusion of additional equity, or an affiliation with a strategic partner. Huntington Holdings had had an advisory relationship with the Company intermittently since 1994 and had been engaged by the Company to source and advise upon potential acquisitions on an ongoing basis commencing in October 1998.

     In preparation for its new assignment, representatives of Huntington Holdings conducted a due diligence review and investigation of the Company. At the completion of this process, Huntington Holdings, along with members of the Company's management, prepared a confidential memorandum (the "Confidential Memorandum"), which described the Company and its business, for circulation in connection with the solicitation process.

     On January 6, 2000, the Company made a public announcement to the effect that it had retained Huntington Holdings to seek methods for enhancing shareholder value.

     Over the next several months, as part of a general solicitation effort, Huntington Holdings contacted 135 potential financial buyers and 44 potential strategic partners or buyers on behalf of the Company. Of these, 45 financial buyers and two strategic buyers executed confidentiality agreements with the Company and received copies of the Confidential Memorandum for their consideration.

     On January 21, 2000, John Corwin of Huntington Holdings contacted W. Robert Wright, II of TCR and informed him that Huntington Holdings had been retained by the Company to assist in evaluating strategic alternatives to enhance value to its shareholders. Mr. Corwin asked whether a company formed by funds advised by TCR might be interested in acquiring the Company. Following these discussions, TCR executed a confidentiality agreement on January 31, 2000 and was forwarded a package of information on the Company, including the Confidential Memorandum, to review. Due to the nature of the Company's business and the importance of key employees to the value of that business, the Company and its financial advisors believed the commitment of key employees and management to the business would be important to the marketability of the Company and would maximize shareholder value. Accordingly, with the concurrence of Huntington Holdings, the Confidential Memorandum indicated that Messrs. Peth, Palmer, McNay and Tuttle were willing to continue with and invest in the recapitalized company.

     On February 16, 2000, Mr. Wright and Willem deVogel of TCR attended a management presentation regarding the Company delivered by John Peth, President and Chief Executive Officer of the Company, John Palmer, Chief Operating Officer and Chief Financial Officer of the Company, Brian McNay, Executive Vice President of Sales of the Company, Jeffrey Tuttle, Executive Vice President of Marketing of the Company, and Mr. Corwin, at the Company's headquarters in San Jose, California. On March 2 and 3, 2000, representatives of TCR visited the Company's headquarters to discuss the process for TCR to conduct due diligence regarding the Company.

     On March 16, 2000, Messrs. deVogel and Wright met with Messrs. Peth and Corwin at the Company's headquarters in San Jose, CA and discussed the possibility that a company formed by Three Cities advised by TCR might make a tender offer for $9.75 per Share. The closing price of the Company's stock on that day was $7.94. During the meeting, the TCR representatives noted that the members of the management of companies TCR acquired normally received an equity interest in the companies. Representatives of the Company said it would take some time to review the proposal.

     On March 23, 2000, a meeting of the Company's Board was convened and considered the TCR proposal. At this meeting, in view of the potential that the Company's management group might be requested or required to participate as an equity participant in the acquisition entities that might be employed by TCR in the proposed transaction, the Company's Board appointed a Special Committee of independent, disinterested directors (consisting of two directors, Harry Robbins and George Kelly), to consider strategic opportunities presented to the Company, enter into discussions or negotiations related to such strategies or opportunities and recommend to the Board what action, if any, should be taken with respect to them. The Special Committee retained Venture Law Group as its counsel and considered investment banks it might retain as advisors to render an opinion about the fairness of any transaction which might be agreed upon. The Special Committee selected, and the Company subsequently retained, Merrill Lynch Business Advisory Services, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") for this purpose.

     On April 12, 2000, Harry Robbins, one of the members of the Special Committee, called Willem deVogel and told him that the Special Committee would not recommend an offer of $9.75 per Share for the Company. Subsequently, J. William Uhrig, another partner at TCR, and Mr. Corwin agreed that discussions should continue.

     On April 28, 2000, Messrs. Robbins, Kelly and Corwin met at TCR's offices in New York with Messrs. Uhrig and deVogel to discuss the price which a TCR acquisition company might be willing to pay for the Company's Shares and to discuss the progress of TCR's review of a possible transaction.

     During the week of May 1, 2000, there was a series of telephone conversations between Messrs. Uhrig and Corwin regarding the price the TCR acquisition company might be willing to pay. Informal meetings of the Special Committee, including Mr. Corwin and representatives of Venture Law Group, were convened several times during this week to consider the progress of these discussions.

     On May 5, 2000, TCR stated to Mr. Corwin that, subject to completion of due diligence, it appeared the TCR acquisition company would be willing to pay $11.75 per Share for the Company's Common Stock. During the days that followed, the Special Committee, together with Huntington Holdings and Venture Law Group, convened several telephonic meetings to consider the proposed transaction and proposed price per Share. On May 12, 2000, Mr. Corwin informed Mr. Uhrig that the Special Committee was prepared to authorize the Company and its advisors to proceed with the negotiation of a transaction at that price.

     On May 15, 2000, Clifford Chance Rogers & Wells, LLC ("CCR&W"), the attorneys for TCR, sent Orrick, Herrington & Sutcliffe LLP, the attorneys for the Company, a draft of a Plan and Agreement of Merger. Subsequently, on May 20, 2000, a representative of Venture Law Group contacted David Bernstein of CCR&W and informed him that Venture Law Group, as counsel to the Special Committee, would take the principal role in reviewing and negotiating a merger agreement.

     During the second and third weeks of May, representatives of TCR continued their due diligence review of the Company. Also during this period, TCR presented information regarding the Company to potential financing sources, which would be used in connection with the acquisition and as a source of funds for the Company after acquisition. On May 22, 2000, a representative of TCR informed Mr. Corwin that, because of negative reactions of prospective financing sources at the $11.75 price, TCR would not be willing to proceed at $11.75 per Share. The TCR representative said TCR was not willing to pay a price per Share of more than $9.00 for the Shares of the Company.

     On June 1 and 2, 2000, Messrs. Uhrig and de Vogel met in New York with Messrs. Robbins and Corwin to discuss TCR's revised proposal. Following these meetings, Mr. Uhrig said that, as a possible alternative to paying $9.00 per Share in cash, TCR acquisition company might be willing to pay $8.00 in cash, and have the Company issue to its shareholders convertible preferred stock with a liquidation preference of $2.00 per share, which would remain outstanding but not be tradable on any securities market in the foreseeable future, after the TCR acquisition company acquired the Company's Common Stock.

     On June 8, 2000, Mr. Corwin and counsel for the Special Committee told counsel for TCR that the Special Committee would not recommend the $9.00 per Share cash proposal, or the proposal that contemplated an $8.00 per Share cash payment together with a convertible preferred stock dividend, but it would consider an offer of $9.75 in cash following a dividend to the Company's shareholders of $2.00 in convertible preferred stock. That was confirmed later in the day to Messrs. deVogel and Wright of TCR. In response, Mr. deVogel sent a letter to Messrs. Corwin, Kelly and Robbins in which he stated that, in view of the fact that the Special Committee would not recommend TCR's offer of $9.00 per Share in cash, TCR was terminating all discussions with the Company.

     On June 9, 2000, Mr. Robbins told Mr. deVogel that the Special Committee and the Board would be meeting on June 15 and June 16, 2000, respectively.
Mr. Robbins urged that TCR increase the price to $9.75 per Share. Eventually, Mr. deVogel proposed increasing the price to $9.25 per Share. On that same day, Mr. deVogel told Mr. Peth on the telephone that TCR might be willing to proceed with a transaction at that price. Mr. Peth said he was not authorized to discuss price, but would convey the information to the Special Committee.

     Following June 9, 2000, there were discussions between TCR and the Special Committee of the transaction at $9.25 per Share. Among other things, TCR agreed that if the transaction were at that price, the break-up fee it would require if, after an agreement was signed the Company accepted what it viewed as a better proposal, would be one percent (1%) of the enterprise value of the Company, rather than the five percent (5%) TCR had previously been seeking.

     On June 15, 2000, the Special Committee convened a telephonic meeting in which it reviewed the $9.25 per Share offer with Merrill Lynch, Huntington Holdings and Venture Law Group. At this meeting, representatives of Merrill Lynch made a presentation regarding its preliminary views as to the fairness of the proposed consideration, from a financial

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

point of view, to the shareholders of the Company, other than the Management Participants. Representatives of Venture Law Group reviewed the proposed terms and conditions of the transaction, and Mr. Corwin reviewed the history of the discussions between the two parties and the fact that after a lengthy solicitation process no other potential buyer had made a proposal to acquire the Company or even expressed serious interest in making such a proposal. Based on a very lengthy analysis and review of status, the Special Committee concluded that it was prepared to recommend to the entire Board and its advisors to proceed with the negotiation of a transaction at $9.25 per Share in cash to the Company's shareholders on terms substantially consistent with those presented. Following this meeting, a meeting of the entire Board, including the members of management sitting on the Board and representatives of Orrick, Herrington & Sutcliffe LLP, as legal counsel to the Company, was convened. A lengthy discussion ensued regarding the proposed transaction and its proposed time schedule. At the completion of this discussion, the Board of Directors, with all of the members of management who were Board members abstaining, confirmed the Special Committee's recommendation that negotiations regarding the proposed transaction proceed along the terms of the transaction outlined at the meeting.

     On June 20, 2000, the attorneys for TCR sent representatives of Brobeck, Phleger & Harrison LLP, the law firm which had been retained by Messrs. Peth, Palmer, McNay and Tuttle, to represent them in connection with the proposed transaction, drafts of an agreement regarding the exchanging of a total of 319,168 shares of the Company, held by Messrs. McNay and Tuttle, for interests in BR Holdings and copies of the Limited Liability Company Agreement of BR Holdings. On June 22, CCR&W sent Brobeck, Phleger & Harrison drafts of employment agreements under which, if the Purchaser acquired the Company, the four members of the management identified above would be employed by the Purchaser (which, after the Merger, would own and operate the business of the Company).

     Between June 21 and July 7, 2000, there were a number of discussions and negotiations among the parties and their respective advisors of the terms of pertinent agreements and documents, including the Merger Agreement, the Employment Agreements, the Share Exchange Agreements, the Deferred Compensation Agreement and the Commitment Letter.

     On July 6, 2000, the Special Committee met with all members present. Among other things, the Special Committee received (i) an oral presentation of Merrill Lynch regarding certain principal financial terms of the transaction and the fairness from a financial point of view of the consideration to be received by the Company's shareholders in the transaction, other than the Management Participants, a written copy of which is attached hereto as Exhibit (e)(6), and is incorporated herein by reference, together with Merrill Lynch's oral opinion, subsequently confirmed in writing, as to the fairness, from a financial point of view, of the consideration to be received in the Offer and Merger by the Company's shareholders, other than the Management Participants, a copy of which is attached hereto as Annex A, and is incorporated herein by reference; and
(ii) a briefing by representatives of Venture Law Group as to the terms of the proposed transaction and the financing for the transaction (with drafts of the transaction documents having been distributed to the members of the Special Committee in advance of the meeting). The Special Committee also reviewed with Mr. Corwin the history of the negotiations and the procedures that Huntington Holdings had engaged to pursue possible partners in connection with the general solicitation process. Based on the factors described below in "Reasons," the Special Committee by unanimous action resolved to recommend to the full Board the approval of the proposed transaction and approval of the Merger Agreement. A meeting of the Board was convened immediately after completion of the Special Committee meeting and, by unanimous action (with Messrs. Peth, McNay and Tuttle, the three directors who will acquire interests in one or both of Holdings, Inc. or BR Holdings, being absent or not voting), the proposed transaction and Merger Agreement were approved.

     During the evening of Friday, July 7, 2000, after the U.S. securities markets had closed, the Merger Agreement was executed. On Monday, July 10, 2000, before the U.S. securities markets had opened, the Company and TCR jointly announced the signing of the Merger Agreement and the Purchaser's intention to commence the Offer.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.--(CONTINUED)

     (c) REASONS.

     In making the determinations and recommendations set forth in subparagraph
(a) above, the Special Committee and the Board considered a number of factors, including, without limitation, the following:

            (i) the amount and form of consideration to be received by the
                Company's shareholders in the Offer and the Merger;

           (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including the risk arising from the workspace products and services industry becoming increasingly competitive;

           (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity) and other potential business combination transactions as well as discussions with other potential acquirers of the Company, the fact that, after Huntington Holdings had contacted nearly 180 potential acquirors and strategic partners, only the Purchaser and its affiliates had elected to make a definitive offer to acquire the Company, the judgment of the Special Committee and the Board that other potential acquirers were unlikely to offer greater value for the Company, the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

           (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

            (v) the historical and recent trading activity and market prices of shares of Common Stock, and the fact that the Offer and the Merger will enable the holders of shares of Common Stock to realize a premium of 37% over the last sale price of such Shares reported on the NASDAQ National Market on July 7, 2000, the last full trading day prior to the day on which there was a public announcement of the execution of the Merger Agreement, 64% over the average closing prices of the past twelve (12) months, 109% over the average closing prices of the past twenty-four
                (24) months and 122% over the average closing prices of the past thirty-six (36) months;

           (vi) the limited analyst coverage for the Company and the low trading volume in the Company's Common Stock, which makes it extremely difficult, if not impossible, for any interested shareholder to acquire or dispose of any substantial block of shares;

           (vii) the substantial costs to the Company associated with maintaining its registration under the United States securities laws and the listing of the Company's Common Stock on the Nasdaq National Market;

          (viii) the fact that the Merger Agreement permits the Company to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if
                 (A) the Board determines in good faith (after consultation with its financial advisor) that the proposal would, if consummated, result in a transaction more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement, (B) the Board further determines in good faith (after consultation with its financial adviser) that the proposal would likely result in the Company's shareholders receiving consideration with a value which is greater than the Offer Price, and (C) no information is so furnished, and no such discussions or negotiations are held, prior to the execution by the receiving party and the Company of an appropriate confidentiality agreement;

           (ix) the fact that the Merger Agreement permits the Special Committee and the Board to withdraw or modify its approval or recommendation of the Offer and the Merger if the Special Committee or the Board determines in good faith, after having received advice from outside counsel, that the failure to take such action would be a breach of the fiduciary duties of the Board under applicable law;

            (x) the fact that the Merger Agreement permits the Company (with the approval of the Special Committee) to terminate the Merger Agreement, after complying with certain procedural steps and paying to the Purchaser a reasonable termination fee and reimbursing it for certain of its expenses, in order to accept a Superior Proposal (as defined in Section 7.1(d) of the Merger Agreement);

           (xi) the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock;

          (xii) the financial analysis and presentation of Merrill Lynch to the Special Committee on July 6, 2000, and the oral opinion of Merrill Lynch on July 6, 2000 (which opinion was subsequently confirmed by delivery of a written opinion of Merrill Lynch dated July 6, 2000), the date the Board adopted the Merger Agreement, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the $9.25 per Share cash consideration, net to the seller, to be received by holders of shares of Common Stock, other than the Management Participants pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, other than Management Participants. The full text of Merrill Lynch's written opinion, dated July 6, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch, is attached hereto as Annex A, and is incorporated herein by reference. Merrill Lynch's opinion was prepared solely for the Special Committee to assist the special committee in its analysis of the Offer and the Merger and speaks only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock, other than the Management Participants, and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares of Common Stock pursuant to the Offer. Holders of shares of Common Stock are urged to read such opinion carefully in its entirety;

         (xiii) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies and the financial strength of Purchaser and Parent;

          (xiv) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

     The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes many of the factors considered by the Special Committee and the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors or determine that any single factor was of determinative importance. Rather, the Special Committee and the Board each viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board assigned different weights to the various factors described above.

     (d) INTENT TO TENDER.

     To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to offer all Shares of the Company Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer, other than the Company Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934; provided that two of the Company's senior officers will exchange certain shares in accordance with the Share Exchange Agreement and the Chief Executive Officer of the Company will forfeit certain options in exchange for an equity interest in the Purchaser pursuant to the Deferred Compensation Agreement.

     (e) OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH.

     The Special Committee selected, and the Company retained, Merrill Lynch solely to evaluate the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger (collectively, the "Transaction"). On July 6, 2000, Merrill Lynch delivered to the Special Committee its oral opinion, later confirmed in writing, to the effect that, as of that date and based upon the assumptions made, matters considered and limits of its review, as set forth in its opinion, the $9.25 per Share consideration was fair from a financial point of view to the holders of the Common Stock, other than Management Participants in the Transaction.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, DATED JULY 6, 2000, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX A. BUSINESS RESOURCE GROUP SHAREHOLDERS ARE URGED TO READ THE MERRILL LYNCH OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND FACTORS CONSIDERED BY MERRILL LYNCH. THE MERRILL LYNCH OPINION WAS PROVIDED FOR THE SOLE USE AND BENEFIT OF THE SPECIAL COMMITTEE AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO THE STOCKHOLDERS, OTHER THAN MANAGEMENT PARTICIPANTS IN THE TRANSACTION, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES IN THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR ANY MATTER RELATED THERETO.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to the Special Committee. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the underlying Merrill Lynch opinion. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or the Company. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch opinion and Merrill Lynch's presentation to the Special Committee were among several factors taken into consideration by the Special Committee in making its determination to accept the $9.25 per Share consideration. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the $9.25 per Share consideration.

     In arriving at its opinion, Merrill Lynch, among other things:

     o reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

     o reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

     o conducted discussions with members of the Company senior management and representatives of BRG concerning the matters described in the two preceding clauses;

     o reviewed the market prices and valuation multiples of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     o reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     o compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     o reviewed a draft dated July 5, 2000 of the Merger Agreement; and

     o reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Merrill Lynch also assumed that the final form of Merger Agreement was substantially similar to the last draft reviewed by Merrill Lynch. In addition, in connection with the preparation of the opinion, Merrill Lynch was not authorized by the Company or the Special Committee to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of the Company.

     The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, as of July 6, 2000, the date of its opinion.

     The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch opinion.

     Merrill Lynch calculated a range of implied valuations for the Company by utilizing the following three principal valuation analyses:

     1. SELECTED COMPARABLE COMPANY ANALYSIS. A publicly traded comparable company analysis reviews a business' operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading valuation multiple.

     2. SELECTED COMPARABLE M&A TRANSACTION ANALYSIS. A comparable acquisition transaction analysis provides an implied valuation multiple based upon financial information of companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued.

     3. DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of the business.

SELECTED COMPARABLE COMPANIES ANALYSIS. Using publicly available information, Merrill Lynch reviewed the stock prices as of July 5, 2000 and market multiples of the common stock of the following companies for purposes of the analyses described below:

     o HON Industries

     o Kimball International

     o Miller (Herman), Inc.

     o Mity-Lite Inc

     o Open Plan Systems Inc.

     o Steelcase Inc.

     o Reconditioned Systems Inc.

     Merrill Lynch believes these companies are engaged in lines of business that are generally comparable to those of the Company.

     LATEST TWELVE MONTHS EBITDA ANALYSIS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as market value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA"). This calculation resulted in a range of multiples from 2.6x to 7.7x, compared to an implied multiple based on the $9.25 per Share consideration of 8.6x for the Company.

     LATEST TWELVE MONTHS EBIT ANALYSIS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as market value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months earnings before interest and taxes ("EBIT"). This calculation resulted in a range of multiples from 2.9x to 12.9x, compared to an implied multiple based on the $9.25 per Share consideration of 10.9x for the Company.

     LATEST TWELVE MONTHS EARNINGS PER SHARE ANALYSIS. Merrill Lynch determined the prices of the comparable companies as a multiple of latest twelve months earnings per share ("EPS") The latest twelve months EPS multiples ranged from 4.0x to 15.5x, compared to an implied multiple based on the $9.25 per Share consideration of 16.9x for the Company.

     LAST TWELVE MONTHS CASH FLOW ANALYSIS. Merrill Lynch determined the prices of the comparable companies as a multiple of latest twelve months cash flow. The latest twelve months cash flow multiples ranged from 3.7x to 10.7x, compared to an implied multiple based on the $9.25 per Share consideration of 11.0x for the Company.

SELECTED COMPARABLE M&A TRANSACTION ANALYSIS. Using publicly available information and certain information provided by the Company management on the four acquisitions completed by the Company, Merrill Lynch reviewed the purchase prices and multiples paid in the following eight selected transactions.

          TARGET                           ACQUIROR
---------------------------     ------------------------------
Baquet-Pastrijak Inc.           Business Resource Group
Modern Office Interiors         Business Resource Group
Re'Nu Office Systems            Business Resource Group
Office Furniture Network        Business Resource Group
DO Group, Inc.                  Mity-Lite Inc.
The CenterCore Group, Inc.      Mity-Lite Inc.
Steelcase Strafor S.A.          Steelcase Inc.
Knoll Inc.                      Warburg, Pincus Ventures Inc.

     LATEST TWELVE MONTHS EBITDA ANALYSIS. Merrill Lynch derived the unlevered value (defined as offer value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these selected transactions. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months EBITDA. This calculation resulted in a range of multiples from 5.8x to 7.8x, compared to an implied multiple based on the $9.25 per Share consideration of 8.6x for the Company.

     LATEST TWELVE MONTHS EBIT ANALYSIS. Merrill Lynch derived the unlevered value (defined as offer value plus preferred equity at liquidation value plus short term debt plus long term debt plus minority interest less the cash and cash equivalents) for these selected transactions. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest twelve months EBIT. This calculation resulted in a range of multiples from 5.0x to 11.2x, compared to an implied multiple based on the $9.25 per Share consideration of 10.9x for the Company.

     LATEST TWELVE MONTHS NET INCOME ANALYSIS. Merrill Lynch compared the multiples of latest twelve months net income implied by the offer values of the selected transactions. The latest twelve months net income multiples ranged from 8.3x to 16.5x, compared to an implied multiple based on the $9.25 per Share consideration of 16.9x for the Company.

     No company, transaction or business used in the analyses described under "--Selected Comparable Companies Analysis" and "--Selected Comparable M&A Transaction Analysis" is identical to the Company as of July 6, 2000. Accordingly, an examination of the results of those analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable acquisition or company data.

     DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of the Company on a stand alone basis using a set of forecasts provided by management of the Company. Utilizing the the Company forecasts, Merrill Lynch calculated the theoretical unlevered discounted present value for the Company by adding together the present value of
     (1) the projected stream of unlevered free cash flow through the fiscal year 2004 for the Company and (2) the projected terminal value of the Company at the end of fiscal year 2004. The terminal value of the Company was calculated based upon EBITDA multiples ranging from 4.75x to 5.25x and the unlevered after-tax discount rates used in the discounted cash flow analyses ranged from 17.0% to 18.0%. This calculation resulted in a range of implied equity values for the Company ranging from $7.29 to $8.87, compared to the consideration of $9.25 per Share.

     The Special Committee selected Merrill Lynch on the basis of its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm which, as a part of its investment banking business, regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has provided in the past, and may continue to provide in the future, financial advisory services to Three Cities Research Corp. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the equity securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Special Committee selected, and the Company retained, Merrill Lynch to evaluate the fairness, from a financial point of view, of the consideration to be paid in connection with the Transaction. Pursuant to the engagement letter, dated as of May 9, 2000, between the Company and Merrill Lynch, the Company has agreed to pay Merrill Lynch a fee of $200,000 for services rendered in connection with the Transaction. Of this amount, $50,000 was payable on the date of the engagement letter and $150,000 was payable upon the date Merrill Lynch delivered its opinion. The Company has also agreed to reimburse Merrill Lynch for the reasonable out-of-pocket expenses incurred by it in connection with its engagement (including reasonable counsel fees and disbursements) and to indemnify Merrill Lynch and its affiliates from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     The Company retained Huntington Holdings, Inc. ("Huntington") for the purposes of identifying and advising the Company on opportunities for its sale and participating in negotiations for its sale. Pursuant to the terms of the Huntington engagement letter, the Company is obligated to pay it a retainer of $10,000 per month until the close of sale, $500,000, minus the sum total of all monthly retainers paid should a purchase price be at $6.00 per Share, plus an additional $2,000 per $.01 over the $6.00 purchase price per share, for a total of $1,040,000 at the $9.25 price. The Company also agreed to indemnify Huntington against certain liabilities arising out of Huntington's engagement.

     A summary of the material provisions of the agreement with D.F. King & Co., Inc., in its capacity as Information Agent, is included in Section 19 of the Offer to Purchase, and incorporated herein by reference.

     A summary of the material provisions of the agreement with American Stock and Transfer Trust Company, in its capacity as Depositary, is included in
Section 19 of the Offer to Purchase, and incorporated herein by reference.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, has effected a transaction in shares of Common Stock.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     SUBJECT COMPANY NEGOTIATIONS. Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy, or (5) indebtedness or capitalization of the Company.

     Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     (a) REGULATORY APPROVALS.

     For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, including pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see
Section 18 of the Offer to Purchase which is incorporated by reference herein.

     (b) RIGHTS OF DISSENTING SHAREHOLDERS.

     Under California law, shareholders who have not tendered their shares of Common Stock will have certain rights to dissent from the merger and demand appraisal of, and to receive payment of, the fair value of their shares. If immediately before the Merger is consummated, the Shares are traded on the Nasdaq National Market (as they currently are), holders of Shares will not have dissenters' appraisal rights as a result of the Merger unless holders of 5% or more of the outstanding Shares dissent from the Merger and notify the Company, before the vote on the Merger, of their intention to seek appraisal of their shares. If trading of the Shares on the Nasdaq National Market is terminated before the Effective Time of the Merger, holders of Shares at the Effective Time of the Merger who follow the procedures set forth in Chapter 13 of the California General Corporation Law ("CGCL") will be entitled to receive the appraised value of their Shares., which may be more or less than what the would receive as a result of the Merger, regardless of how many Shares are held by persons who seek appraisal of their shares.

     Under California law, fair market value is determined as of July 7, 2000, the trading day before the first announcement of the terms of the Merger Agreement and the Merger, excluding any appreciation or depreciation as a consequence of the Merger, but adjusted for any stock split, reverse stock split, or share dividend becoming effective after that date.

     If the parties are unable to agree on a fair market value or the Company denies that the Shares are dissenting Shares, the dissenting shareholder may request the Superior Court of Santa Clara County to determine the fair market value of the Shares. The Court's decision would be subject to appellate review.

     Persons who are beneficial owners of Shares held of record by another person, such as a broker, a bank or nominee, should instruct the record holder to follow the procedure outlined below if the beneficial owners wish to dissent from the approval of the Merger.

     To perfect their dissenters' rights, shareholders of record must:

          1. NOT vote their dissenting Shares to approve the Merger;

          2. make written demand for the purchase of their dissenting Shares to the Company or its transfer agent on or before the date of the Action by Written Consent of Shareholders of Business Resource Group;

          3. within thirty (30) days after the mailing to shareholders by the Company of notice of approval of the Merger, submit the certificates representing their dissenting shares to the Company, for notation thereon that they represent the dissenting shares.

     The text of Sections 1301-1305 of the CGCL, which contain the requirements and procedures for seeking the appraised value of shares in connection with a merger, is attached as Schedule II to the Offer to Purchase, and is incorporated herein by reference.

     If the Company changes its state of incorporation to Delaware, the availability of, and procedures for, asserting dissenters' appraisal rights as a result of the Merger will be governed by Section 262 of the Delaware General Corporations Law ("DGCL"), instead of Chapter 13 of the CGCL. There are differences between the Delaware provisions and the California Provisions. Among other things, under the Delaware provisions, if the Shares are traded on the Nasdaq National Market System immediately before the Merger is consummated, holders of Shares will not have dissenters' appraisal rights no matter how many Shares are owned by holders who dissent from the Merger. Also, if dissenters' appraisal rights are available, there are some differences between the procedures under the DGCL and those under the CGCL. The text of Section 262 of the DGCL is attached as Schedule III to the Offer to Purchase, and is incorporated herein by reference.

     THE REQUIREMENTS FOR SEEKING THE APPRAISED VALUE OF SHARES AS A RESULT OF A MERGER ARE COMPLICATED AND MUST BE FOLLOWED CAREFULLY. WE URGE YOU TO READ THE RELEVANT PORTIONS OF THE CGCL AND THE DGCL IN THE TEXT OF SCHEDULES II AND III, RESPECTIVELY, OF THE OFFER TO PURCHASE IF YOU ARE CONSIDERING DISSENTING AND SEEKING THE APPRAISED VALUE OF YOUR SHARES.

     (c) CERTAIN LEGAL PROCEEDINGS.

     On July 10, 2000, a few hours after the Offer was announced, George Reynolds, a purported shareholder of the Company, instituted an action in the Superior Court of California, Santa Clara County, against the Company and Harry
S. Robbins, John W. Peth, Brian D. McNay and Jeffrey D. Tuttle, all of whom are directors of the Company. The Complaint claims the action is brought as a class action on behalf of the holders of the Company's

Common Stock (the "Class") against the Company and its directors "arising out of the defendants' efforts to complete a management-led buyout" of the Company at "a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders." The suit alleges that the defendants "are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class." The suit seeks, among other things, an injunction against the defendants, and persons acting in concert with them, consummating an offer by John Peth and three of the Company's senior officers to purchase outstanding shares of the Company for $9.25 per Share.

     The Company and the directors named as defendants in the lawsuit intend to defend the lawsuit vigorously and believe it is without merit. A copy of the Complaint is filed as Exhibit (e)(8), and incorporated herein by reference.

     (d) OTHER MATERIAL INFORMATION.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9. EXHIBITS.

  o +    (a)(1)        Offer to Purchase dated June 14, 2000.
  o +    (a)(2)        Letter of Transmittal.
    *    (a)(3)        Letter to Shareholders of the Company dated July 18, 2000.
    ^    (a)(4)        Press Release of the Company dated July 11, 2000.
    +    (a)(5)        Form of Summary Advertisement dated July 17, 2000.
    +    (e)(1)        Plan and Agreement of Merger dated as of July 7, 2000, between Business Resource Group and BRG
                       Acquisition Corporation.
    +    (e)(2)(i)     Share Exchange Agreement dated July 7, 2000 between BR Holdings, LLC and Brian McNay.
    +    (e)(2)(ii)    Share Exchange Agreement dated July 7, 2000 between BR Holdings, LLC and Jeff Tuttle.
    +    (e)(3)(i)     Employment Agreement of John Peth dated as of July 7, 2000.
    +    (e)(3)(ii)    Employment Agreement of Jeff Tuttle dated as of July 7, 2000.
    +    (e)(3)(iii)   Employment Agreement of Brian McNay dated as of July 7, 2000.
    +    (e)(3)(iv)    Employment Agreement of John Palmer dated as of July 7, 2000.
    +    (e)(4)        Commitment Letter of John Palmer dated July 7, 2000.
    +    (e)(5)        Deferred Compensation Agreement of John Peth dated July 7, 2000.
         (e)(6)        Summary of presentation delivered by Merrill Lynch, to the Special Committee, on July 6, 2000.
   *#    (e)(7)        Opinion of Merrill Lynch dated July 6, 2000 to the Special Committee of the Board of Directors
                       of the Company.
         (e)(8)        Complaint of George Reynolds filed July 10, 2000 against Business Resource Group et al.
         (e)(9)        Unanimous Written Consent of the Board of Directors of the Company dated July 18, 2000.



------------------
  * Included in materials delivered to shareholders of the Company.

  + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated July 14, 2000, and incorporated herein by reference.

  ^ Filed as an exhibit to the Company's 14d-9 dated July 11, 2000, and incorporated herein by reference.

  # Incorporated by reference to Annex A of this Schedule 14d-9.

  o Delivered to shareholders with the Schedule TO.

                                   SIGNATURE


     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          By:  /s/ HARRY S. ROBBINS
                                              --------------------------------
                                              Name: Harry S. Robbins
                                              Title: Member, Special Committee
                                                 of the Board of Directors

July 18, 2000

                                    ANNEX A
                            OPINION OF MERRILL LYNCH

                                                   Private Client Group

                                                   Business Advisory Services
                                                   Sears Tower
                                                   233 South Wacker Drive
[LOGO] MERRILL LYNCH                               Suite 5620
                                                   Chicago, IL 60606
                                                   (312) 928-8800
                                                   FAX (312) 928-1987
                                                   FAX (312) 928-8844



                                  July 6, 2000

Special Committee of the
Board of Directors (the "Special Committee")
Business Resource Group
2150 North First Street, Suite 101
San Jose, CA 95131


Members of the Special Committee:

Business Resource Group (the "Company") and BRG Acquisition Corporation (the "Acquiror"), a subsidiary of BR Holdings LLC, which is a subsidiary of Three Cities Research Corp. ("Three Cities"), propose to enter into a Plan and Agreement of Merger (the "Merger Agreement") pursuant to which (i) the Acquiror would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Shares"), for $9.25 per share, net to the seller in cash (the "Consideration") and (ii) the Company, or the Company's successor, would be merged into the Acquiror in a merger (the "Merger"), in which any Common Share not acquired in the Tender Offer, other than certain Common Shares held by management, held in treasury, held by the Acquiror or held by any direct or indirect subsidiary of the Company or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Common Shares, other than members of the management of the Company who are participating in the Transaction with Three Cities (the "Participating Holders"), pursuant to the Merger Agreement is fair from a financial point of view to such holders, other than the Participating Holders.

In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

         (3) Conducted discussions with members of the senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

                                      MERRILL LYNCH BUSINESS ADVISORY SERVICES

Business Resource Group
07/06/00
Page 2

         (4) Reviewed the market prices and valuation multiples of certain publicly traded companies that we deemed to be relevant;

         (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

         (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

         (7)      Reviewed a draft dated July 5, 2000 of the Merger Agreement;
                  and

         (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee to solicit, nor have we solicted, third-party indications of interest for the acquisition of all or any part of the Company.

In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also in the past, and may continue in the future, provide financial advisor services to Three Cities. In the ordinary course of our business, we may actively trade the Common Shares and other securities of the Company, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the sole use and benefit of the Special Committee. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any holder of the Common Shares as to whether to tender such Common Shares in the Tender Offer or as to how such holder should vote on the proposed Merger or any matter related thereto.

We are not expressing any opinion herein as to the prices at which the Common Shares will trade following the announcement of the Transaction.

                                      MERRILL LYNCH BUSINESS ADVISORY SERVICES

Business Resource Group
07/06/00
Page 3

On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares in the Transaction, other than the Participating Holders, is fair from a financial point of view to the holders of Common Shares, other than the Participating Holders.

                            Very truly yours,

                            MERRILL LYNCH, PIERCE, FENNER & SMITH
                                              INCORPORATED

                            By:      /s/ Kit A. Kamholz
                                     ----------------------------------------
                                     Kit A. Kamholz
                                     Vice President
                                     Merrill Lynch Business Advisory Services

                                 EXHIBIT INDEX

  o +    (a)(1)        Offer to Purchase dated June 14, 2000.
  o +    (a)(2)        Letter of Transmittal.
    *    (a)(3)        Letter to Shareholders of the Company dated July 18, 2000.
    ^    (a)(4)        Press Release of the Company dated July 11, 2000.
    +    (a)(5)        Form of Summary Advertisement dated July 17, 2000.
    +    (e)(1)        Plan and Agreement of Merger dated as of July 7, 2000, between Business Resource Group and BRG
                       Acquisition Corporation.
    +    (e)(2)(i)     Share Exchange Agreement dated July 7, 2000 between BR Holdings, LLC and Brian McNay.
    +    (e)(2)(ii)    Share Exchange Agreement dated July 7, 2000 between BR Holdings, LLC and Jeff Tuttle.
    +    (e)(3)(i)     Employment Agreement of John Peth dated as of July 7, 2000.
    +    (e)(3)(ii)    Employment Agreement of Jeff Tuttle dated as of July 7, 2000.
    +    (e)(3)(iii)   Employment Agreement of Brian McNay dated as of July 7, 2000.
    +    (e)(3)(iv)    Employment Agreement of John Palmer dated as of July 7, 2000.
    +    (e)(4)        Commitment Letter of John Palmer dated July 7, 2000.
    +    (e)(5)        Deferred Compensation Agreement of John Peth dated July 7, 2000.
         (e)(6)        Summary of presentation delivered by Merrill Lynch, to the Special Committee, on July 6, 2000.
   *#    (e)(7)        Opinion of Merrill Lynch dated July 6, 2000 to the Special Committee of the Board of Directors
                       of the Company.
         (e)(8)        Complaint of George Reynolds filed July 10, 2000 against Business Resource Group et al.
         (e)(9)        Unanimous Written Consent of the Board of Directors of the Company dated July 18, 2000.

------------------
  * Included in materials delivered to shareholders of the Company.

  + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated July 14, 2000, and incorporated herein by reference.

  ^ Filed as an exhibit to the Company's 14d-9 dated July 11, 2000, and incorporated herein by reference.

  # Incorporated by reference to Annex A of this Schedule 14d-9.

  o Delivered to shareholders with the Schedule TO.